              SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C. 20549

_______________________________________________
                                               :
              In the Matter of                 :
                                               :
        WEST TEXAS UTILITIES COMPANY           :   CERTIFICATE
                                               :
              File No. 70-8057                 :       OF
                                               :
 (Public Utility Holding Company Act of 1935)  :   NOTIFICATION
                                               :
_______________________________________________:


         West Texas Utilities Company (the "Company") hereby certifies that:
         1. On October 18, 1995, the Company entered into an Underwriting Agreement (the "Underwriting Agreement") with J.P. Morgan Securities Inc. and Smith Barney Inc. (the "Underwriters") for the negotiated sale of $80,000,000 aggregate principal amount of the Company's First Mortgage Bonds, Series U, 6-3/8%, Due October 1, 2005 (the "New Bonds").
         2.  On October 1, 1995, the Supplemental Indenture dated October
1, 1995, between the Company and Harris Trust and Savings Bank and J. Bartolini, as Trustees, was executed by the parties thereto in the form filed herewith as Exhibit 10(c).
         3. On October 24, 1995, the Company issued, sold and delivered to the Underwriters the New Bonds at 98.833% of their principal amount, being the price specified in the Underwriting Agreement.
         4. The above-described transactions have been carried out in accordance with the terms and conditions of, and for the purposes represented in, the Form U-1 Application-Declaration of the Company in File No. 70-8057, and in accordance with the terms and conditions of the Commission's orders dated October 7, 1992, December 19, 1994 and July 26, 1995, permitting the Application-Declaration to become effective.
         The following exhibits (in the final form thereof in which executed, filed or used) are filed herewith:
         Exhibit 4(c)  - Final or "past tense" opinion of Milbank,
                         Tweed, Hadley & McCloy, counsel to the
                         Company.

         Exhibit 8(c)  - Underwriting Agreement, dated
                         October 18, 1995.

         Exhibit 10(c) - Supplemental Indenture, dated
                         October 1, 1995.








                       S I G N A T U R E
                       - - - - - - - - -


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
         DATED:  November 1, 1995



                              WEST TEXAS UTILITIES COMPANY



                              BY: /s/SHIRLEY S. BRIONES
                                     Shirley S. Briones
                                     Treasurer

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                       INDEX TO EXHIBITS


Exhibit                                              Transmission
Number                       Exhibit                    Method
-------                      -------                 ------------

 4(c)         Final or "past tense" opinion          Electronic
              of Milbank, Tweed, Hadley &
              McCloy, counsel to the Company.

 8(c)         Underwriting Agreement, dated          Electronic
              October 18, 1995.

10(c)         Supplemental Indenture, dated          Electronic
              October 1, 1995.